

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Scott Mathis
Chief Executive Officer
Gaucho Group Holdings, Inc.
112 NE 41st Street, Suite 106
Miami, Florida 33137

> **Re: Gaucho Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 24, 2021**
> **File No. 333-261368**

Dear Mr. Mathis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at (202) 551-4074 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction